UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                              FILE NO. 812-13534

---------------------------------------------------------
In the matter of
Claymore Exchange-Traded Fund Trust 3
Claymore Securities, Inc.
Claymore Advisors, LLC
---------------------------------------------------------



Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

All communications and orders to:

Claymore Exchange-Traded Fund Trust 3            Claymore Advisors, LLC
c/o Claymore Advisors, LLC                       2455 Corporate West Drive
2455 Corporate West Drive                        Lisle, IL  60532
Lisle, IL  60532

Claymore Securities, Inc.
2455 Corporate West Drive
Lisle, IL  60532

                                 With a copy to:

Kevin Robinson                                    Stuart M. Strauss
Claymore Securities, Inc.                         Clifford Chance US LLP
2455 Corporate West Drive                         31 West 52nd Street
Lisle, IL  60532                                  New York, NY 10019



                               PAGE 1 OF 79 PAGES

      As filed with the Securities and Exchange Commission on June 3, 2009

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----
I.       Actively Managed Exchange-Traded Funds..................................................................6

         A.       The Applicants.................................................................................6

         B.       The Initial Funds and their Investment Objectives..............................................8

         C.       Procedures to Address Potential Conflicts of Interest.........................................12

         D.       Capital Structure and Voting Rights; Book Entry...............................................13

         E.       Exchange Listing..............................................................................13

         F.       Sales of Fund Shares..........................................................................14

         G.       Pricing.......................................................................................21

         H.       Redemption....................................................................................22

         I.       Dividends, Distributions and Taxes............................................................28

         J.       Shareholder Transaction and Operational Fees and Expenses.....................................29

         K.       Dividend Reinvestment Service.................................................................30

         L.       Availability of Information...................................................................30

         M.       Sales and Marketing Materials; Prospectus Disclosure..........................................37

         N.       Third-Party Broker-Dealer Issues..............................................................39

II.      Funds of Actively Managed Exchange-Traded Funds........................................................40

         A.       The Investing Funds...........................................................................40

         B.       Proposed Transactions.........................................................................40

         C.       Fees and Expenses.............................................................................42

         D.       Conditions and Disclosure Relating to Section 12(d)(1) Relief.................................43

III.     Request for Exemptive Relief and Legal Analysis........................................................43

         A.       Sections 2(a)(32) and 5(a)(1) of the 1940 Act.................................................44

         B.       Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act...............................45

         C.       Section 17(a) of the 1940 Act.................................................................47

         D.       Section 12(d)(1) of the 1940 Act..............................................................51

         E.       Section 22(e) of the 1940 Act.................................................................57

         F.       Discussion of Precedent.......................................................................61

IV.      Conditions.............................................................................................63

         A.       Actively Managed Exchange-Traded Fund Relief..................................................64

         B.       Section 12(d)(1) Relief.......................................................................66

V.       Names and Addresses....................................................................................70

VI.      Authorization and Signatures--Claymore Advisors, LLC...................................................71

                                       2

                                TABLE OF CONTENTS
                                   (continued)
                                                                                                                PAGE
                                                                                                                ----
VII.     Authorization and Signatures--Claymore Securities, Inc.................................................72

VIII.    Authorization and Signatures--Claymore Exchange-Traded Fund Trust 3....................................73


         Claymore Advisors, LLC, Claymore Securities, Inc. and Claymore Exchange-Traded Fund Trust 3 ("Applicants") request an order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

         Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act to permit Claymore Exchange-Traded Fund Trust 3 (the "Trust") to create and operate three actively managed investment portfolios of the Trust (the "Initial Funds") that offer exchange-traded shares ("Shares") that are redeemable in large aggregations only.

         Applicants request that the order requested herein apply to any future series of the Trust or of other open-end management companies that may utilize active management investment strategies ("Future Funds" and together with the Initial Funds, the "Funds"). Funds may invest in equity securities ("Equity Funds") or fixed income securities ("Fixed Income Funds") traded in U.S. markets (collectively, "Domestic Funds"), or securities traded on global markets only ("Foreign Funds"). Any Future Fund will (a) be advised by Claymore Advisors, LLC (the "Adviser") or an entity controlling, controlled by or under common control with the Adviser, and (b) comply with the terms and conditions of the order.

         Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number referred to as a "Creation Unit." Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in
Section 2(a)(26) of the 1940 Act (the "Stock Exchange"). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

         Applicants are also requesting that the order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the law, the "Exchange Act" and such persons registered under the law, "Brokers"), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Funds within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to an Investing Fund (as defined herein); and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same "group of investment companies" as the Funds(1) and that enters into a FOF Participation Agreement (as defined herein) with a Fund (such management investment companies are referred to herein as "Investing Management Companies," such unit investment trusts are referred to herein as "Investing Trusts," and Investing Management Companies and Investing Trusts are included in the defined term as "Investing Funds"). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations mandated by Section 12(d)(1)(B) (the "Section 12(d)(1) Relief").

         All entities that currently intend to rely on the order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application. An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

----------------

(1) Same "group of investment companies" as used in this Application refers to the definition in Section 12(d)(1)(G)(ii) of the 1940 Act.

         In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

         No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (the "Commission").

I.      Actively Managed Exchange-Traded Funds

        A.      The Applicants.

                1. The Trust. The Trust is a statutory trust organized under the laws of the State of Delaware and will be registered with the Commission as an open-end management investment company. The Trust will offer(2) the following three Initial Funds: the Claymore Laffer Macro Economic Global Equity ETF, the Claymore Active National Municipal ETF and the Claymore/S&P Commodity Trends Strategy ETF. The Trust is overseen by a board of trustees (the "Board") which will maintain the composition requirements of Section 10 of the 1940 Act. Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as "diversified" or "non-diversified" under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

                2. The Adviser. Claymore Advisors, LLC will be the investment adviser to the Funds. The Adviser is a Delaware limited liability company, with its principal office located at 2455 Corporate West Drive, Lisle, IL 60532. The Adviser is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser may retain investment advisers as sub-advisers in connection with the Funds (each, a "Fund Sub-Adviser"). Any Fund Sub-Adviser will be registered under the Advisers Act. The Fund Sub-Adviser for the Claymore Laffer Macro Economic Global Equity ETF will be Laffer Investments, Inc. ("Laffer"). Laffer is a Tennessee corporation, with its principal office located at 2909 Poston Avenue, Nashville, Tennessee 37203. The Fund Sub-Adviser for the Claymore/S&P Commodity Trends Strategy ETF will be PADCO Advisors II Inc., which operates under the name Rydex Investments ("Rydex"). Rydex is a Maryland corporation, with its principal office located at 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850. Each of Laffer and Rydex is registered as an "investment adviser" under the Advisers Act.

                3. Claymore Securities, Inc. (the "Distributor"), a Kansas corporation, will serve as the principal underwriter and distributor for each of the Funds. The Distributor is a broker-dealer registered under the Exchange Act and a member in good standing of the Financial Industry Regulatory Authority ("FINRA"). The Distributor will distribute Shares on an agency basis. The Distributor is an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C) of the 1940 Act. The Bank of New York Mellon Corporation serves as custodian (the "Custodian") and transfer agent (the "Transfer Agent") to the Trust as well as administrator and dividend disbursing agent to the Trust.

                None of the Trust, the Adviser or the Distributor is an affiliate of a Stock Exchange.

------------------

(2) The Trust has filed both a notice of registration on Form N-8A and a registration statement with respect to the Claymore/S&P Commodity Trends Strategy ETF on Form N-1A on March 23, 2009, and expects to file a registration statement on Form N-1A with respect to the other Initial Funds in the near future.

         B.       The Initial Funds and their Investment Objectives.

         The Claymore Laffer Macro Economic Global Equity ETF's investment objective is to provide long-term capital appreciation. The Fund is a Foreign Fund and an Equity Fund, which seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in stocks and the shares of exchange-traded open-end registered investment companies ("ETFs") selected by the Fund Sub-Adviser, Laffer, which invest in domestic or foreign stocks. The Fund may invest in ETFs beyond the limits set forth in Section 12(d)(1)(A) of the 1940 Act, pursuant to exemptive relief granted to such ETFs. The Fund intends to invest in securities that, in Laffer's opinion, stand to benefit from improvements in the value of a country's equity market relative to other countries. Laffer's process aims to identify the most relatively undervalued equity markets around the world. Laffer uses proprietary multi-factor modeling which combines quantitative analysis of a country's actual exchange rates, fiscal policies, and global economic environment together with qualitative analysis of a country's expected exchange rates, fiscal polices, and global economic environment. The markets identified by these analyses as best bets are then analyzed for special situations such as trade disputes, military conflicts, political instability and supply/demand interruptions, resulting in the final country ranking. Laffer will then invest in stocks located in, and ETFs focused in, the top 12-16 countries under Laffer's methodology. Laffer will periodically rebalance the Fund's portfolio.

         The Claymore Active National Municipal ETF's investment objective is to seek current income exempt from regular federal income tax. The Fund's secondary objective is the enhancement of portfolio value in an effort to outperform the Fund's performance benchmark, the Barclays Capital 7-Year Municipal Bond Index. The Fund is a Domestic Fund and a Fixed Income Fund, which invests substantially all of its assets in tax-exempt and AMT-free municipal obligations rated within the four highest grades (BBB/Baa or better). The Fund may invest up to 20% of its assets in unrated municipal obligations considered to be of equivalent quality. To be included in the Fund, bonds must be rated

Baa3/BBB- or higher by at least two of the following ratings agencies: Moody's Investors Service, Inc., Standard & Poor's and Fitch Inc. If only two of the three agencies rate the security, the lower rating is used to determine eligibility. If only one of the three agencies rates a security, the rating must be at least Baa3/BBB-. Potential holdings must have an outstanding par value of at least $7 million and be issued as part of a transaction of at least $75 million. The bonds must be fixed rate, have a dated-date within the last ten years and have a nominal maturity of 1-30 years. The following types of bonds are excluded from consideration: bonds subject to the alternative minimum tax, remarketed issues, taxable municipal bonds, floating rate bonds, and derivatives. Bonds that may be included are generally considered to be one of four types of bonds: state and local general obligation bonds, revenue bonds, insured bonds, and pre-refunded bonds.

         The Claymore/S&P Commodity Trends Strategy ETF's investment objective is to seek results that match the performance, before fees and expenses, of a benchmark which the Adviser believes is appropriate for measuring trends in the commodities market. The Fund will seek to achieve its investment objective by investing in a combination of commodity-linked derivatives and fixed income securities directly and/or indirectly through its wholly-owned subsidiary (the "Subsidiary"). The Fund is a Domestic Fund and a Fixed Income Fund, though the Fund will also invest in commodity-linked derivatives and may also invest in certain equity securities as set forth below. The Fund typically will invest in commodity-linked derivatives principally through the Subsidiary. These commodity-linked derivatives include commodity futures, commodity and commodity index options, options on commodity futures, and commodity and commodity index swap contracts. The Fund may also invest in commodity-linked notes. The commodity-linked derivatives will be positioned either long or short (except for the energy sector contracts, which cannot have a short position) based on their prices relative to their weighted average price over a recent period, or "moving averages." The Fund also may invest directly in ETFs and other investment companies that provide exposure to managed commodities and equity securities. The Fund may also invest in other pooled investment vehicles, including those that are not registered investment companies under the 1940 Act (which may include exchange-traded investment funds such as commodity pools that are registered pursuant to the Securities Act of 1933 and the Commodity Exchange
Act). The Fund's benchmark will be the Standard and Poor's Commodity Trends Indicator. On certain occasions, the Fund may enter into short sales and/or employ leveraging techniques to match its underlying benchmark.

         The Fund expects to gain a portion of its exposure to the commodities market through investment in commodity-linked notes. Investments will also be made in commodity swaps. The Fund may also invest in commodity options, futures contracts and options on futures contracts and other commodity-linked derivatives.

         The Fund will hold U.S. government securities, short-term fixed-income securities, money market instruments, overnight and fixed-term repurchase agreements, cash, and other cash equivalents with maturities of one year or less as investments and to collateralize its commodity-linked derivative exposure on a day-to-day basis.

         The Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary, which is organized under the laws of the Cayman Islands, will be wholly-owned and controlled by the Fund. The Fund will invest in the Subsidiary in order to gain exposure to the investment returns of the commodities markets within the limitations of the federal tax law requirements applicable to regulated investment companies. The Subsidiary will invest principally in commodity-linked derivatives, which include commodity futures, commodity and commodity index options, options on commodity futures, and commodity and commodity index swap contracts and commodity-linked structured notes, as well as certain fixed-income investments intended to serve as margin or collateral for the Subsidiary's derivatives positions. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives, though the Subsidiary will comply with the same asset coverage requirements with respect to its investments in commodity-linked derivatives that apply to the Fund's transactions in these instruments pursuant to the 1940 Act. To the extent applicable, the Subsidiary otherwise is subject to the same fundamental and non-fundamental investment restrictions as the Fund, and in particular, to the same requirements relating to portfolio leverage, liquidity, and the timing and method of valuation of portfolio investments and Fund shares. The Fund will be the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.

         1.       Benefits of Funds to Investors.

         Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a Fund Deposit and creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value ("NAV") should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the Stock Exchange specialists (the "Specialists") or market makers ("Market Makers"), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

         Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. Applicants believe that the Funds will be particularly attractive to institutional and retail investors seeking returns in excess of market indexes.

         As in the case of index-based ETFs, the Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; are relatively tax-efficient investment vehicles to the extent that the Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; offer relatively low expenses compared to other actively managed investment companies with similar investment objectives and strategies; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest dividends received on portfolio securities.

         2.       Benefits of Section 12(d) Relief.

         If Section 12(d)(1) Relief is granted, the Funds will offer the Investing Funds the benefits noted above. For example, the Initial Funds will offer a simple and efficient way to gain exposure to the broad market or to a particular segment of the market while preserving the opportunity to outperform each Initial Fund's relevant benchmark index.

         C.       Procedures to Address Potential Conflicts of Interest.

         Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Fund Sub-Adviser have or will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Adviser and any other Fund Sub-Adviser have also adopted or will adopt policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act and the rules thereunder. In addition, like the Adviser, the Distributor has adopted a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule.

         D.       Capital Structure and Voting Rights; Book Entry.

         Shareholders of a Fund will have one vote per share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware business trusts.

         Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York ("DTC"), or its nominee, will be the record registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants ("DTC and DTC Participants"). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds' expense through the customary practices and facilities of the DTC and DTC Participants.

         E.       Exchange Listing.

         Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares. Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. One or more Specialists or Market Makers will be assigned to the Shares and maintain a market for Shares.(3) As long as the Funds operate in reliance on the requested order, the Shares will be listed on a Stock Exchange.

         F.       Sales of Fund Shares.

         Each Fund will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. In order to keep costs at a low level and permit each Fund to be as fully invested as possible, Shares generally will be purchased in Creation Units in exchange for the deposit, by the purchaser, of a particular portfolio of securities, i.e., Deposit Securities, designated by the Adviser, together with the deposit or refund of a specified cash payment as the case may be ("Cash Component"--collectively with the Deposit Securities, a "Fund Deposit"). Each Fund will issue and sell Shares on any day that the Funds are required by Section 22(e) of the Act to be open for business (a "Business Day"). The NAV of each Fund will normally be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) on each Business Day.(4)

         The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the total aggregate market value per Creation Unit of the Deposit Securities. The Fixed Income Funds also intend to substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security of a Fund that is a "to-be-announced transaction" or "TBA Transaction." A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade

-------------

(3) Unlike on other Stock Exchanges where a Specialist oversees trading in Shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ's listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Stock Exchange.

(4) Applicants note that each Fund will have in place procedures that provide for the fair valuation of its portfolio of equity or fixed income securities ("Portfolio Securities") in calculating NAV.

parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security.(5)

         The Funds' "in-kind" policy will minimize portfolio turnover and brokerage expenses. However, over time, the Trust may conclude that operating on an exclusively "in-kind" basis for one or more Funds may present operational problems for such Funds. Those circumstances may include situations when a Deposit Security may not be available in sufficient quantity for delivery or may not be eligible for transfer through the Shares Clearing Process (as defined herein), or may not be eligible for trading by an Authorized Participant (as defined herein) or the investor for which it is acting. Therefore, each Fund may permit or require, under certain circumstances, an in-kind purchaser to substitute cash-in-lieu of depositing some or all of the Deposit Securities. With respect to the Claymore/S&P Commodity Trends Strategy ETF, Applicants currently expect that creations of Creation Units will occur solely in exchange for cash due to various legal and operational constraints applicable to various instruments (e.g., commodity-linked instruments) held by the Fund and/or the Subsidiary.

         In order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares of one or more of the Funds (in addition to the Claymore/S&P Commodity Trends Strategy ETF, as set forth above) may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the Trust and the Adviser believe such method would substantially minimize the Trust's transactional costs or would enhance the Trust's operational efficiencies. For example, on days when a rebalancing of a Fund's portfolio is required, the Adviser might prefer to receive cash rather than

---------------------

(5) Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security of any Fund.

in-kind securities so that it has the liquid resources at hand for the Trust to make the necessary purchases. If a Fund were to receive in-kind securities on such a day, it would have to sell many of such securities and acquire new securities, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.

         In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, each Fund will impose purchase or redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units. The Transaction Fees relevant to each Fund will be fully disclosed in the Fund's prospectus ("Prospectus") and the method of calculating these Transaction Fees will be fully disclosed in the statement of additional information ("SAI") of such Fund.(6) Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

-----------

(6) All representations and conditions contained in this application that require a Fund to disclose particular information in the Fund's prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

         Creation Units will be aggregations of at least 50,000 Shares. Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in a Fund beyond those limitations.

         The Funds' Custodian, in consultation with the Adviser and/or the Fund Sub-Adviser, will make available on each Business Day, immediately prior to the opening of trading on the Stock Exchange, a list of the names and the required number of shares of each Deposit Security included in the current Fund Deposit (based on information at the end of the previous Business Day) for the relevant Fund. Such Fund Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Fund Deposit composition is made available. In the same manner, the Custodian also will make available the previous day's Cash Component as well as the estimated Cash Component for the current day.

         Creation Units may be purchased through orders placed by the Distributor through an "Authorized Participant" which is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the Shares Clearing Process (as defined herein) through the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency that is registered with the Commission (the "NSCC"), or (2) a DTC Participant, which in either case has executed an agreement with the Trust, the Distributor and the Transfer Agent, with respect to creations and redemptions of Creation Units ("Participant Agreement"). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Funds. In the case of the Equity Funds, Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the "Shares Clearing Process") or (2) deposit the Fund Deposit with the Trust "outside" the Shares Clearing Process through the facilities of DTC as described in the SAI. In the case of Fixed Income Funds, Authorized Participants must follow the creation procedures specified in Section H.2. herein under "Settlement and Clearing of Fixed Income Funds."

         All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) (the "Closing Time") on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next determined on such date. In the case of custom orders,(7) the order must be received by the Distributor no later than one hour prior to Closing Time. The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund;
(2) the required Fund Deposit is not delivered; (3) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the rights of beneficial owners; or (6) there exist circumstances outside the

------------

(7) A custom order may be placed by an Authorized Participant in the event that the Trust permits the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting. On days when the Stock Exchange or bond markets close earlier than normal, a Fixed Income Fund may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m. Eastern Time. In addition, orders to purchase shares of each Fixed Income Fund will not be accepted on any day when the bond markets are closed.

control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the Custodian, NSCC or any other participant in the purchase process, and similar extraordinary events.

         The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

         1. Creation Procedures Applicable to Equity Funds. An entity purchasing Creation Units may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit to the Trust, along with the appropriate Transaction Fee. Upon the deposit of such Fund Deposit in payment for such Creation Units placed through the Distributor such Shares will be delivered to the purchaser thereof.

         The Shares Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds; hence an entity purchasing (or redeeming) such Creation Units must go "outside" the Shares Clearing Process. Once a Foreign Fund's Custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

         The Foreign Fund's Custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Fund Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or "cash-in-lieu" amount),

-------------
with any appropriate adjustment as advised by such Fund. Deposit Securities must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by such Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor's behalf by the Closing Time on the date such request is submitted.

         An entity purchasing Creation Units "outside" the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. The higher Transaction Fee will be disclosed in the Prospectus and calculated in the manner disclosed in the SAI. Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor such Creation Units will be delivered to the purchasers thereof.

         Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor's behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Trust are in place for payment of the Cash Component and any other cash amounts which may be due, the Trust will accept the order, subject to its right (and the right of the Adviser) to reject any not submitted in proper form.

         Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

         Upon the deposit of a Fund Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser.(8) When the Custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the Custodian, the Custodian shall notify the Distributor, and the Trust will issue and cause delivery of the Creation Unit of a Fund.

         2. Creation Procedures Applicable to Fixed Income Funds. See Section
H.2. herein entitled "Settlement and Clearing of Fixed Income Funds" for the creation procedures applicable to Fixed Income Funds.

         G.       Pricing.

         The price of Shares trading on the Stock Exchange will be based on a current bid/offer market. No secondary sales will be made to Brokers at a concession by the Adviser, the Distributor or by a Fund. Transactions involving the sale of Shares on the Stock Exchange will be subject to customary brokerage commissions and charges. The price of Shares on the Stock Exchange are estimated to be in the range of $25-100 per Share, based on the values of the underlying securities as of April 30, 2009. The price of a Creation Unit is expected to range from $1,250,000 (assuming the minimum number of 50,000 Shares at the lowest price of $25) to $20,000,000 (assuming the maximum number of 200,000 Shares at the highest price of $100).

------------

(8) To the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral consisting of cash in the form of U.S. dollars in immediately available funds (marked-to-market daily) up to 125% of the value of the missing Deposit Securities. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Deposit Securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

         H.       Redemption.

         Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Fund. Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities ("Fund Securities").(9) The Trust will redeem Shares of each Fund on any Business Day. Consistent with the provisions of
Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by
Section 22(e) of the Act and as discussed below with regard to Foreign Funds. Redemption requests must be received by 4:00 p.m., Eastern Time to be redeemed that day. In the case of custom redemptions,(10) the order must be received by the Distributor no later than 3:00 p.m., Eastern Time. The Trust's Custodian, through the NSCC, will make available immediately prior to the opening of business on the Stock Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the list of Deposit Securities (the "Creation List") which will be applicable to a purchase and the list of Fund Securities (the "Redemption List") that will be applicable (each subject to possible amendment or correction in light of an administrative error in compiling the Creation or Redemption List) to redemption requests received in proper form on that day. In some instances, the Creation List may differ slightly from the Redemption List. The Creation List and the Redemption List may differ in order to assist the Adviser in rebalancing a Fund or as the result of corporate actions.

-------------

(9) A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities. The prospectus for a Fund will also state that "An Authorized Participant that is not a Qualified Institutional Buyer ("QIB") as defined in Rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A."

         Each Fund will have the right to make redemption payments in cash, in-kind or a combination of each, provided the value of its redemption payments equals the NAV per Share. At the discretion of the Fund, a beneficial owner might also receive the cash equivalent of a Fund Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities. A specific example might be the presence of the securities on an investment banking firm's restricted list. Applicants currently contemplate that, unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Creation Unit generally will consist of Fund Securities plus or minus a "Cash Redemption Amount" as the case may be (collectively a "Fund Redemption"). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Shares being redeemed and the market value of the Fund Securities. A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Fund. With respect to the Claymore/S&P Commodity Trends Strategy ETF, Applicants currently expect that the redemption proceeds will be solely in cash due to various legal and operational constraints applicable to various instruments (e.g., commodity-linked instruments) held by the Fund and/or the Subsidiary.

         1. Redemption Procedures Applicable to Equity Funds. Creation Units may be redeemed through the Shares Clearing Process (with respect to Domestic Funds only). Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process, except that redemption requests are made directly to a Fund through the Trust's Transfer Agent, and are not made through the Distributor. Creation Units may also be redeemed outside the Shares Clearing Process

-------------

(10) Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits the substitution of an amount of cash to replace any Fund Securities which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction.

(with respect to Foreign Funds or Domestic Funds), however, a higher Transaction Fee will be charged.(11) As discussed above, a redeemer will pay a Transaction Fee to offset the Fund's trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Securities from its account to the account of the redeeming investor. An entity redeeming Shares "outside" the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. A redeemer receiving cash-in-lieu of one or more Fund Securities may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion as described above and will be calculated in the manner as disclosed in the Fund's Prospectus and/or SAI.

         A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust, and (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to

------------

(11) To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to Closing Time of the regular trading session on the NYSE on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral consisting of cash having a value (marked-to-market daily) up to 125% of the value of the missing Shares. The current procedures for collateralization of missing Shares require, among other things, that any cash collateral shall be in the form of U.S. dollars in immediately-available funds and shall be held by the Funds' custodian and marked-to-market daily, and that the fees of the custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The Participant Agreement will permit the Trust, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Shares and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

the Trust the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Fund Security.

         In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Fund Securities in such jurisdictions and in certain other circumstances,(12) a Foreign Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash. In such case, the investors will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant Foreign Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above.

         Because each Fund will redeem Creation Units in-kind, a Fund will not have to maintain significant cash reserves for redemptions. This will allow the assets of each Fund, under normal circumstances, to be as fully invested as possible. Accordingly, each Fund will be able to be more fully invested than certain other investment products that must allocate a greater portion of their assets for cash redemptions.

------------

(12) Applicants note that certain holders of Shares residing in a country that is the locale of a Fund Security, may be subject to unfavorable income tax treatment if they are entitled to receive "in-kind" redemption proceeds. In such cases, the Foreign Fund may adopt a policy that such resident shareholders may redeem Creation Units solely for cash.

         2. Settlement and Clearing of Fixed Income Funds. The Deposit Securities and Fund Securities of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; and through DTC for U.S. corporate and non-corporate (other than U.S. government) fixed income securities. The Shares will settle through DTC. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.

         DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants. Shares will be registered in book entry form only, which records will be kept by DTC.

         As with the settlement of Equity Fund transactions outside of the NSCC Continuous Net Settlement System (the "CNS System"), (i) Shares of the Fixed Income Funds and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC and, (ii) U.S. government securities and cash will clear and settle through the Federal Reserve System. More specifically, creation transactions will settle as follows: on settlement date (T + 3) an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the Funds' Custodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked-to-market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above. After a Fund has received a redemption request in proper form and the

Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Amount. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Securities that are corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Fund Securities that are U.S. government securities, together with any Cash Redemption Amount through the Federal Reserve System.

         Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to Equity Funds using the CNS System, Creation Units are deposited or charged to the Authorized Participants' DTC accounts through the CNS System. Since creation/redemption transaction for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a create) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an "in-kind" creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Security. The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fixed Income Fund's side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund's side of the transaction (the delivery of Fund Securities and the Cash Redemption Amount) until the Fixed Income Fund's Transfer Agent, has received confirmation of receipt of the Authorized Participant's incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Fund Securities, the Funds plan to settle transaction in U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and Shares on the same T + 3 settlement cycle.

         Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.(13)

         I.       Dividends, Distributions and Taxes.

         Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to beneficial owners of record in the manner described below. Distributions of realized securities gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

         Each Fund will make additional distributions to the extent necessary
(i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by
Section 4982 of the Code. The Board will reserve the right to declare

------------

(13) Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days ("T + 3") basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares T + 3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

         J.       Shareholder Transaction and Operational Fees and Expenses.

         No sales charges for purchases of Shares of any Fund will be imposed. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board and disclosed in the Prospectus.

         All other expenses incurred in the operation of the Trust will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, licensing fees, Stock Exchange listing fees, fees associated with securities lending, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and SAIs; costs of preparing, printing and mailing semi-annual and annual reports (together, "Shareholder Reports"); costs of preparing, printing and mailing proxy statement and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party.

         K.       Dividend Reinvestment Service.

         The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

         L.       Availability of Information.

         The Applicants believe that a great deal of information will be available to prospective investors about the Funds.

         The Funds' website (www.claymore.com), which will be publicly available prior to the public offering of Shares, will include a form of the Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day's reported closing price, NAV and mid-point of the bid/ask spread at the time of calculation of such NAV (the "Bid/Ask Price"),(14) and a calculation of the premium and discount of the Bid/Ask Price against the NAV, and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before

-------------

(14) The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund's NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.(15) With respect to the Claymore/S&P Commodity Trends Strategy ETF, the information to be disclosed on the website regarding each type of commodity-linked derivative held by the Fund will include: a description of the instrument, a statement as to whether the Fund's position in the instrument is long or short, the most recent closing or other value of the instrument, the number of such instruments held, and the aggregate notional value of such instrument. The website and information will be publicly available at no charge.

         Investors interested in a particular Fund can also obtain the Trust's SAI, each Fund's Shareholder Reports and its Form N-CSR and Form N-SAR, filed twice a year. The Trust's SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission's website at http://www.sec.gov.

         In addition, because the Shares will be listed on a Stock Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. End of day prices of each Fund's Deposit Securities are readily available from various sources such as national exchanges, automated quotation systems, published or other public resources or on-line information services such as IDC, Bloomberg or Reuters. Similarly, information regarding market price and volume of Fund Shares will be continually available on a real-time basis throughout the day on Brokers' computer screens and other electronic services. The previous day's closing price and trading volume information will be published daily in the financial section of

------------

(15) Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

newspapers. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component.(16) The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

         Information about the prices for the Deposit Securities and Fund Securities of the Claymore Active National Municipal ETF is readily available to the marketplace through published or other public sources or on-line information services such as IDC, Bloomberg, Reuters and Standard and Poors. In particular, with respect to municipal bonds included in the Fund's performance benchmark, Barclays Capital 7-Year Municipal Bond Index (the "Index"), the increase in the size, based upon the market value outstanding, of the municipal bond market over the past several years indicates that there is a significant amount of information available about the pricing of municipal bonds and that the amount of such information is increasing. At year-end 2000, as measured by the Index, the total size of the intermediate-term municipal bond market was approximately $57.3 billion, and there were approximately 4,179 issues outstanding. As measured by the Index, at the end of 2008, the total size of the intermediate-term municipal bond market was approximately $87.8 billion while the number of issues remained relatively constant with 4,183 issues outstanding.

         According to the Municipal Securities Rulemaking Board ("MSRB"), numerous broker-dealers, banks and other institutions participate in the over-the-counter municipal bond market by offering to buy and sell bonds at quoted prices. Furthermore, municipal bond trades must be reported through the MSRB Trade Blotter within 15 minutes of execution. Additionally, the MSRB Electronic Municipal Market Access ("EMMA") system makes municipal bond trade details publicly available through its web site

------------

(16) See Section I.J.1. below for a description of the information to be disseminated by the Stock Exchange with respect to the Claymore/S&P Commodity Trends Strategy ETF.

(www.emma.msrb.org). EMMA is a centralized on-line site to find information about municipal bonds. EMMA provides real-time access to the prices at which issues are bought and sold, as well as prices paid in inter-dealer transactions for most trades occurring on or after January 31, 2005. Evidence of liquidity in the municipal bond markets can be seen from the trade activity reported by EMMA. According to EMMA, at year-end 2008 the 30-day average number of trades reported was 42,323. These trades accounted for $12.4 billion in par value, with 80% of the par value traded being executed in blocks of $1 million or greater. There is a strong over-the-counter market for municipal bonds generally viewed through inter-dealer trade activity. The size of the inter-dealer market enhances the liquidity of the municipal bond market and allows for buying and selling municipal bonds in the secondary market. These factors, as well as the total size of the municipal bond market (which, as measured by the Barclays Capital Municipal Bond Index, is over $1 trillion) provide evidence that there is strong demand and an active trading market for municipal bonds. The existence of strong demand and an active trading market indicate that information about intra-day prices of municipal bonds is readily available.

         Moreover, while the use of a replication strategy to manage an index-based ETF may not be practicable due to liquidity constraints on certain individual municipal securities (generally due to a lack of secondary trading, where applicable), an actively managed municipal bond fund allows for the selection of municipal bonds that provide appropriate levels of liquidity. Additionally, an actively managed ETF allows the Adviser and/or Sub-Adviser to select securities on a daily basis as Deposit Securities for creations and Fund Securities for redemptions that provide appropriate liquidity and pricing transparency to support the arbitrage process for the Fund. As the Fund is an actively-managed ETF, the Investment Adviser and/or Sub-Adviser are not limited to selecting only those securities that are included in the Index. An evaluation of existing index-based municipal ETFs (which generally rely on sources such as IDC for purposes of striking their daily NAV) and their historical premiums/discounts to their respective benchmark indices provides evidence that the arbitrage mechanism appears to function effectively and Applicants believe that the same process should work as effectively for an actively managed municipal ETF. Since the introduction of index-based municipal ETFs in 2007, the average premium/discount of such ETFs has generally ranged from -0.5% to 0.5%. The few instances of spikes greater than 2% have been short-lived, which further demonstrates to the arbitrage mechanism's ability to ensure that large premiums or discounts to NAV are not sustained.

         Information about the prices and volume for the commodity futures contracts to be held by the Claymore/S&P Commodity Trends Strategy ETF are readily available to the marketplace through published or other public sources or on-line information services such as Bloomberg and Reuters as well as through the web sites of the exchanges on which such futures contracts are traded (such as Chicago Mercantile Exchange, Chicago Board of Trade, New York Mercantile Exchange, etc.) Moreover, the commodity futures market continues to provide liquidity for market participants. For example, a recent report issued by the CME Group Inc.(17) providing overall volume and open interest for futures traded through the CME Group's exchanges showed a total volume of 9.9 million contracts and total open interest of 2.8 million contracts, compared to total volume of
9.6 million contracts and total open interest of 3.9 million contracts one year prior.(18) The exchanges on which such futures contracts are traded report the total volume and open interest statistics for each contract on a daily basis publically on their respective web sites. The liquidity of the futures contracts traded on the U.S. exchanges is further enhanced by over 1,000 connections to the exchanges' platforms from countries around the world that actively trade the futures contracts. Additionally, the exchanges provide a systematic framework for clearing futures trades between market participants.

-----------

(17)     The reports are available at
         http://www.cmegroup.com/market-data/volume-open-interest/index.html.

(18) The liquidity of the futures market is determined by both the volume and open interest of a contract. Volume represents the total amount of trading activity or contracts that have changed hands in a given commodity market during a single trading day. Open interest is the total number of outstanding, or active, contracts that are held by market participants at the end of each day. Volume on any given day can result in either increases or decreases in the open interest as market participants open and close positions, but the overall liquidity provided through the market is only determined by considering both measures.

         1. Additional Information Relating to Claymore/S&P Commodity Trends Strategy ETF

         The NSCC's system for the receipt and dissemination to its participants of the portfolio composition file ("PCF") was designed for portfolios consisting entirely of equity securities (or debt securities) and cash and money market instruments. As a result, it is not currently capable of processing information with respect to financial instruments expected to be held by the Claymore/S&P Commodity Trends Strategy ETF (including through the Subsidiary) such as commodity futures, options and swap contracts, although Applicants expect that it may become so in the future. Therefore, the Sub-Adviser has developed what it calls an "IIV File," which it will use to disclose the Fund's holdings of such commodity-linked derivatives until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC's PCF system can process such information regarding such instruments. The Trust, or the Adviser, Sub-Adviser or Index Provider on the Trust's behalf, will post the IIV File to a password-protected website before the opening of business on each Business Day, and all Authorized Participants will have access to the password and the website containing the IIV File.(19) The IIV File will contain information sufficient by itself or in connection with the PCF for market participants to calculate the Fund's IIV and effectively arbitrage the Fund. For example, if the Fund holds swaps, futures contracts and fixed income (or equity) securities, the following information would be provided in the IIV File: (A) the total value of the fixed income (or equity) securities held by the Fund, (B) the notional value of the swaps held by the Fund (together with an indication of the commodity price on which such swap is based and whether the Fund's position is long or short), (C) the most recent valuation of the swaps held by the Fund, (D) the notional value of any futures contracts (together with an indication of the commodity price on which such contract is based, whether the Fund's position is long or short and the contract's expiration date), (E) the number of futures contracts held by the Fund (together with an indication of the

-----------

(19) Authorized Participants that are not also NSCC members may have to either join NSCC or pay a third-party data vendor to obtain PCF information made available through the facilities of NSCC. Applicants understand that the NYSE Arca receives PCF files from NSCC and expect other Stock Exchanges would as well.

commodity price on which such contract is based, whether the Fund's position is long or short and the contract's expiration date), (F) the most recent valuation of the futures contracts held by the Fund, (G) the Fund's total assets and the total shares outstanding, and (H) a "net other assets" figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund's financial instruments through the end of the Business Day immediately preceding the publication of the IIV File.

         The information in the IIV File will be sufficient for participants in the NSCC system to calculate the IIV for the Fund during such next Business Day. The IIV File will also be the basis for the next Business Day's NAV calculation.

         Under normal circumstances, there will be no Deposit List or Redemption List for the Fund, which will ordinarily be created and redeemed entirely for cash. The IIV File published before the open of business on a Business Day will, however, permit NSCC participants to calculate (by means of calculating the IIV) the amount of cash required to create a Creation Unit, and the amount of cash that will be paid upon redemption of a Creation Unit, for the Fund for that Business Day.

         The Stock Exchange will calculate the IIV throughout the trading day for the Fund by (i) calculating the current value of all equity securities or debt securities held by the Fund, (ii) calculating the estimated cash and cash equivalents held by the Fund, (iii) calculating the marked-to-market gains or losses from the Fund's commodity-linked swap exposure based on the underlying commodity price's change, the swap costs determined by the daily imbedded weighted interest rate and the notional value of the swap contracts, if any,
(iv) calculating the marked-to-market gains or losses of the commodity-linked futures contracts and other financial instruments held by the Fund, if any, (v) adding the current value of

(i) through (iv) to arrive at a value and (vi) dividing that value by the total shares outstanding to obtain current IIV. The Stock Exchange will disseminate the IIV every 15 seconds throughout the trading day.

         M.       Sales and Marketing Materials; Prospectus Disclosure.

         The Applicants will take appropriate steps as may be necessary to avoid confusion in the public's mind between a Fund and a conventional "open-end investment company" or "mutual fund." Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund," in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an "actively managed exchange-traded fund." No Fund marketing materials (other than as required in the Prospectus) will reference an "open-end fund" or "mutual fund," except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described or refer to redeemability, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

         With respect to the Prospectus, SAI, Shareholder Reports, and any marketing or advertising materials issued or circulated in connection with the Shares, the same approach will be followed. For example, with respect to disclosure in the Prospectus concerning the description of a Fund and its Shares, each Fund will observe the following policies: (1) the term "mutual fund" will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term "open-end investment company" will be used in the Prospectus only to the extent required by Form N-1A, and this phrase will not be included on the Prospectus cover page or summary; (3) the front cover page of the Prospectus and the Prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that the

Shares will be listed on the Stock Exchange and will be redeemable in Creation Units only; (4) the Prospectus will disclose that the owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only; and (5) the Prospectus will disclose that the secondary market price of a Share may be less, more, or equal in value to the NAV. The purchase, redemption and exchange trading features will be explained in appropriate detail in the Prospectus. The detailed explanation of the issuance and redemption procedures for Creation Units will be included in the SAI.

         Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

         The Prospectus will also state that while Creation Units of Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit, indicating the estimated cost of a Creation Unit of each Fund (based on the NAV of Shares as of a recent date) and referring to the SAI for details. As discussed in condition A.5, after a Fund has traded for twelve months or more, the Prospectus and annual report will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares' intraday marketability versus a conventional mutual fund's redeemability at NAV.

         N.       Third-Party Broker-Dealer Issues.

         A Prospectus will disclose that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a "distribution," as such term is used in the Securities Act, may be occurring. Brokers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

         For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Prospectus will state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

         The Prospectus will also state that dealers who are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Stock Exchange in connection with a sale on the Stock Exchange is satisfied by the fact that the Fund's Prospectus is available at the Stock Exchange upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on a Stock Exchange. Applicants also note that Section 24(d) of the 1940 Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

II.      Funds of Actively Managed Exchange-Traded Funds

         A.       The Investing Funds.

         As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund ("FOF Participation Agreement") in which it seeks to invest in reliance on the requested order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor ("Sponsor") and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act ("Investing Fund Adviser") that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, a "Sub-Adviser"). Each Investing Fund Adviser and any Sub-Adviser will be registered as an investment adviser under the Advisers Act.

B.       Proposed Transactions.

         Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act. The proposed transactions are, in many respects, similar to the transactions for which relief was granted in iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003)(notice) and 26006 (April 15,
2003)(order) ("iShares"), Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (March 13, 2001)(notice) and 24930 (April 6, 2001)
(order)("Nuveen"), Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000)(notice) and 24566 (July 25, 2000)(order)("Van Kampen"), and Schwab Capital Trust, et al., Investment Company Act Release Nos. 24067 (Oct. 1, 1999)(notice) and 24113 (Oct. 27, 1999)(order)("Schwab"), and substantially the same as those for which relief was granted in PADCO Advisers, Inc., et al., Investment Company Act Release Nos. 24678 (October 5, 2000)(notice) and 24722 (October 31, 2000)(order)("PADCO").
(20) In Schwab, the applicants sought relief to allow the applicant registered open-end management investment companies to acquire shares of other registered open-end management investment companies both inside and outside the "same group of investment companies." In Nuveen and Van Kampen, the applicants sought relief to permit the applicant registered unit investment trusts to acquire shares of registered management investment companies and unit investment trusts, including ETFs, both inside and outside the same group of investment companies. In iShares and PADCO, the applicants sought relief to allow certain registered open-end management investment companies outside the same group of investment companies as the applicants, subject to entering into a participation agreement, to acquire shares of the applicant registered open-end management investment companies. It appears that the relief granted in iShares and PADCO applies equally to funds of funds, as well as traditional funds that do not primarily invest in other investment companies, provided that the investing fund enters into a participation agreement with the

-----------

(20) This Application is structured like the iShares and PADCO applications. As in those applications, the applicant investment companies sought exemptive relief to permit other investment companies to invest in the applicant investment companies beyond applicable statutory limits. The structure of the Schwab, Nuveen and Van Kampen applications is somewhat different. In Schwab, Nuveen and Van Kampen, the applicants requested relief so that the applicant investment companies or unit investment trusts could invest in other investment companies and/or unit investment trusts beyond applicable statutory limits. See also Seasons Series Trust, et al., Investment Company Act Release Nos. 24646 (September 19, 2000) (notice) and 24693 (October 17, 2000) (order).

applicant investment company.(21) As will be discussed elsewhere in this Application, Applicants believe that applying the requested relief to Investing Funds that do not invest in other investment companies as their principal investment strategy does not raise additional issues under the 1940 Act and, in fact, will provide such Investing Funds with a useful and relatively inexpensive investment tool. Applicants also submit that the relief requested herein is consistent with, and substantially similar to the relief granted in Schwab, Nuveen, Van Kampen and PADCO. Applicants confirm that the Funds will be organized as registered open-end investment companies and not unit investment trusts. References made to relief applicable to unit investment trusts are for illustration only.

         C.       Fees and Expenses.

         Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund's advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

------------

(21) Although PADCO uses the term "Fund of Funds" to describe the investment companies that would invest in the applicant investment companies, the term "Fund of Funds," as defined in PADCO, and the representations, terms and conditions in the PADCO application, notice, and order do not limit the relief to investment companies that primarily invest in other investment companies pursuant to Section 12(d)(1)(G) or an exemptive order.

         D.       Conditions and Disclosure Relating to Section 12(d)(1) Relief.

         Like the applicants in PADCO, Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not have the Adviser, or an entity controlling, controlled by or under common control with the Adviser as the Investing Fund Adviser or Sponsor. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a FOF Participation Agreement with the Fund. An Investing Fund may not rely on the Section 12(d)(1) Relief to purchase Shares of any Fund in excess of the limits of Section 12(d)(1)(A) if that Fund invests in ETFs beyond the limits of
Section 12(d)(1)(A). The FOF Participation Agreement will state that Investing Funds will not rely on the Section 12(d)(1) Relief to obtain shares of any Fund in excess of the limitations of Section 12(d)(1)(A) if that Fund invests in ETFs beyond the limits of Section 12(d)(1)(A).

III.     Request for Exemptive Relief and Legal Analysis

         The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a) of the 1940 Act, and under
Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

         Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

         A.       Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

         Section 5(a)(1) of the 1940 Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit each Fund to redeem Shares in Creation Units only.

         Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

         Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security's Bid/Ask Price and NAV exists with actively managed ETFs, that is not the case here since each Fund's portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose on its website on each

Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund's Portfolio Securities and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

         B.       Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940
                  Act.

         Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

         Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange(22) at all times on the basis of current bid/ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

         The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

         The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

-----------

(22) Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

         Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

         Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

         C.       Section 17(a) of the 1940 Act.

         Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person ("second tier affiliates"), from selling any security to or purchasing any security from the company. The definition of "affiliated person" in Section 2(a)(3) of the 1940 Act includes any person that owns 5% or more of an issuer's outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)). Section 2(a)(9) of the 1940 Act defines "control" as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").(23)

         Section 17(a) prohibits: (i) persons who are affiliated persons of a Fund under Section 2(a)(3)(A) or (C) of the 1940 Act, by virtue of owning, respectively, 5% or more, or more than 25% of a Fund, from purchasing or redeeming Creation Units through in-kind transactions, and (ii) the Fund under
Section 2(a)(3)(B) of the 1940 Act, as an affiliated person of an Investing Fund by virtue of having 5% or more of its Shares owned by the Investing Fund, from selling Shares to, and redeeming Shares from, the Investing Fund.

         Applicants request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, any Investing Fund of which it is an affiliated person or second tier affiliate.(24)

-----------

(23) Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or
         (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of Shares to an Investing Fund, may be prohibited by Section 17(e) of the Act. The FOF Participation Agreement also will include this acknowledgement.

(24) With respect to these in-kind transactions, applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of an Investing Fund solely by virtue of one or more of the reasons described. Applicants believe that an Investing Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Investing Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

         Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the 1940 Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, there may be a number of transactions by persons who may be deemed to be affiliates, Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

         Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, Applicants contend that no useful purpose would be served by prohibiting the transactions described above. The composition of a Fund Deposit made by a purchaser or Fund Redemption given to a redeeming investor will be the same regardless of the investor's identity, and will be valued under the same objective standards applied to valuing the Portfolio Securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that "in-kind" purchases and redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of an Investing Fund to effect a transaction that is detrimental to the Investing Fund. Further, any such "in kind" transactions will be based on the NAV of the relevant Fund in accordance with procedures set forth in the Prospectus and SAI.

         The Applicants also note that the ability to take deposits and make redemptions in-kind will aid in achieving the Fund's objectives. The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with the Fund's objectives and with the general purposes of the 1940 Act. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund or to Funds affiliated with the Investing Fund to effect transactions detrimental to the Investing Funds. In addition, the proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Investing Fund and will be consistent with its investment policies as set forth in its registration statement. Moreover, the FOF Participation Agreement will require any Investing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its registration statement.

         The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust. An Investing Fund will only purchase or redeem Shares from a Fund at NAV. Consequently, Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the 1940 Act.

         D.       Section 12(d)(1) of the 1940 Act.

         Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

         1.       Concerns Underlying Sections 12(d)(1)(A) and (B)

         Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.(25) In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no "effective voice" in the other investment company.(26) As originally proposed, Section 12(d)(1) would have prohibited any investment by an

-----------

(25)     House Hearing, 76th Cong., 3d Sess., at 113 (1940).

(26) Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

investment company in another investment company. Congress relaxed the prohibition in the Section's final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

                  "[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase."(27)

         Congress tightened Section 12(d)(1)'s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).(28) These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund's shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) "largely illusory" diversification benefits; and (iv) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the "PPI Report").(29)

         Applicants submit that the concerns underlying Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.

         a.       Undue Influence

         Applicants' proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the

-----------

(27) House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

(28)     See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

(29) Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

ability of an Investing Fund's Advisory Group and an Investing Fund's Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, the "Investing Fund's Advisory Group" is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. An "Investing Fund's Sub-Advisory Group" is defined as the Sub-Adviser, any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser.

         For purposes of this Application, an "Investing Fund Affiliate" is defined as any Investing Fund Adviser, Sub-Adviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.

         Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate. A "Fund Affiliate" is defined as the investment adviser(s), promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

         Conditions B.3, B.4, B6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Sub-Adviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

         Condition B.9 is intended to insure that the board of directors and the investment adviser or Trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and an Investing Fund at the time an investment is made in excess of
Section 12(d)(1)(A).

         A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Investing Fund.

         b.       Layering of Fees and Expenses

         The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;(30) (ii) fund holding companies subject their investors to two layers of advisory fees;(31) and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their

------------

(30)     PPI Report at 319-320.

(31)     Id. at 318.

purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

         Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here because of the proposed conditions.

         Under condition B.10, before approving any advisory contract under
Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

         As mentioned above, Shares are sold without sales charges.(32) Also, in addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, an Investing Fund Adviser or an Investing Trust's trustee ("Trustee") or Sponsor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser or Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Sub-Adviser. Condition B.11 prevents any sales charges and/or service fees on

------------
(32) Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

         c.       Complex Structures

         The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.(33) The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor "any special benefits not otherwise available."(34) Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants further submit that the Funds would provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Investing Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

         Shares provide Investing Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares of a Fund to quickly and easily: (i) invest cash in a liquid instrument that maximizes the potential to outperform a benchmark; (ii) effectively manage cash flow, thus enabling the Investing Fund to stay as fully invested as possible;(35) (iii) immediately diversify market segments or other exposure; (iv) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and

------------

(33)     PPI Report at 321.

(34)     Id. at 320.

(35) Shares provide Investing Funds with the ability to invest idle cash in a highly liquid investment pending investment in portfolio securities.

(v) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Stock Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. ETFs are already being used by mutual funds for these purposes, particularly for use as a "place to park cash."(36) In addition, there are a number of mutual funds that have been set up expressly to invest in ETFs.(37)

         In addition, Applicants submit that condition B.12 addresses concerns over meaninglessly complex arrangements. Under condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act.

         E.       Section 22(e) of the 1940 Act.

         Applicants seek an order of the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 22(e) of the 1940 Act. Applicants acknowledge that the relief obtained from the requirements of Section 22(e) will not affect the obligations of Applicants under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

         Section 22(e) of the 1940 Act provides that:

                  "No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except -

------------

(36) See Allison Colter, Exchange-Traded Funds Have Big Fans Among Hedge Funds, Dow Jones Newswires, July 10, 2001, at 1.

(37)     Id.

                  (1) For any period (A) during which the New York Stock Exchange is closed other than customary week-end and holiday closings, or (B) during which trading on the New York Stock Exchange is restricted;

                  (2) For any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable, or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

                  (3) For such other periods as the Commission may by order permit for the protection of security holders of the company."

         Settlement of redemptions for Foreign Funds will be contingent not only on the settlement cycles of the U.S. securities markets, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been made aware that the delivery cycles currently practicable for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, in certain circumstances will cause the delivery process for the Foreign Funds to be longer than seven calendar days. Accordingly, with respect to the Foreign Funds only, Applicants request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of in-kind redemptions within seven days following the tender of a Creation Unit of such Funds. Applicants request that the relief be granted so that each Foreign Fund, to the extent it holds Portfolio Securities which require a delivery process in excess of seven calendar days, may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Deposit Securities of the Foreign Fund customarily clear and settle but in any event, within a period not to exceed 12 calendar days.

         Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed 12 calendar days for each Foreign Fund requiring exemptive relief from the provisions of Section 22(e). Therefore, the delivery of redemption proceeds would be made within 12 calendar days after the redemption request is received. A redemption delivery may be delayed due to the proclamation of new or special holidays,(38) the treatment by market participants of certain days as "informal holidays" (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours(39)), the elimination of existing holidays or changes in local securities delivery practices.(40) The prospectus, the Product Description and/or SAI with respect to each Foreign Fund will identify
(i) those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays, and (ii) the maximum number of days needed to deliver the proceeds.

         The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to twelve calendar days, needed to deliver the proceeds for each Foreign Fund.

         Except as otherwise disclosed in the prospectus, Product Description and/or SAI for each Foreign Fund, deliveries of redemption proceeds by each Foreign Fund are expected to be made within seven days.

         Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payments of redemption proceeds. Applicants propose that allowing

-----------

(38) Applicants have been advised that previously unscheduled holidays are sometimes added to a country's calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, for example, the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year's Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

(39) A typical "informal holiday" includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

(40) The Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market's standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market's settlement cycles for securities transfers could be lengthened in the future.

redemption payments for Creation Units of each Foreign Fund to be made within twelve days would not be inconsistent with the spirit and intent of Section 22(e) and will not lead to the problems that Section 22(e) was designed to prevent. Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

         Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Deposit Securities of the Foreign Funds. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Foreign Fund assets in Deposit Securities. Applicants are not seeking relief from Section 22(e) of the Act with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

         Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Vanguard Index Funds, WEBS Index Fund, the CountryBaskets, the iShares and the Fresco Index Shares Funds in orders relating to each of those funds.

         On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

         F.       Discussion of Precedent.

         The Applicants' requested relief in this application is virtually identical to the relief recently granted by the Commission to various other actively managed exchange-traded funds.(41) In addition, the relief requested in this Application is substantially identical to prior relief granted by the Securities and Exchange Commission (the "Commission") to other ETFs.(42)

         The relief requested by Applicants with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the relief granted by the Commission in the (i) SPA Order; (ii) Claymore Order; (iii) First

------------
(41) See: WisdomTree Trust, et. al., Investment Company Act Release Nos 28147 (Feb. 6 2008) [73 FR 7776 (Feb. 11, 2008)] (notice) ("WisdomTree
         Actively Managed ETF Notice") and 28174 (Feb. 27, 2008) (order); Barclays Global Fund Advisors, et. al., Investment Company Act Release Nos. 28146 (Feb. 6, 2008) [73 FR 7771 (Feb. 11, 2008)] (notice) and
         28173 (Feb. 27, 2008) (order); Bear Stearns Asset Management, Inc., et. al., Investment Company Act Release Nos 28143 (Feb. 5, 2008) [73 FR 7768 (Feb. 11, 2008)] (notice) and 28172 (Feb. 27, 2008) (order);
         PowerShares Capital Management LLC, et. al., Investment Company Act Release Nos. 28140 (Feb 1, 2008) [73 FR 7328 (Feb. 7, 2008)] (notice)
         ("PowerShares Actively Managed ETF Notice"); and 28171 (Feb. 27, 2008) (order).

(42) See: In the Matter of SPA ETF Trust, et. al., Investment Company Release Nos. 27963 (August 31, 2007) (notice) and 27983 (September 26,
         2007) (order) (hereinafter collectively referred to as the "SPA Order"); In the Matter of Claymore Exchange Traded Fund Trust, et al., Investment Company Act Release Nos. 27469 (August 28, 2006) (notice) and 27483 (September 18, 2006) (order) (the "Claymore Order"); In the Matter of First Trust Exchange Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (order) (the "First Trust Order"). In the Matter of UBS Global Asset Management
         (US) Inc.; and Fresco Index Shares Funds Investment Company Release Nos. 25738 (September 18, 2002) (notice) and 25767 (order) (hereinafter collectively referred to as the "Fresco Order"); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Release Nos. 25409 (February 5, 2002) (notice) and 25451 (order) (hereinafter collectively referred to as the "Nuveen Order"); In the Matter of Vanguard Funds et al. Investment Company Release Nos. 24680 (October 6,
         2000) (notice) and 24789 (order) (hereinafter collectively referred to as the "VIPERS Order"); In the Matter of the Select Sector SPDR Trust, Investment Company Act Release Nos. 23534 (November 13, 1998) and 24666 (September 25, 2000) (hereinafter collectively referred to as the "Select Sector SPDR Orders"); In the Matter of Barclays Global Fund Advisers, Investment Company Act Release Nos. 24451 and 24452, May 12, 2000 (hereinafter collectively referred to as the "iShares Order"); In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No.21803 (March 6, 1996) (the "WEBS Order"); In the Matter of CountryBaskets Fund, Inc.. et al., Investment Company Act Release No. 21802 (March 5, 1996) (the "CountryBaskets Order"); and In the Matter of PowerShares Exchange-Traded Fund Trust et al., Investment Company Act Release No. 25985 (March 28, 2003) (the "PowerShares Order") respectively.

Trust Order, (iv) Fresco Order; (v) Nuveen Order; (vi) Viper Order; (vii) iShares Order; (viii) the Select Sector SPDR Order; (ix) the WEBs Order; and (x) PowerShares Order.

         The relief requested with respect to Section 22(d) and Rule 22(c)-1 thereunder (relating to trading of Fund Shares on an Exchange at prices determined by market forces) is virtually identical to the relief granted by the Commission in the (i) SPA Order; (ii) Claymore Order; (iii) First Trust Order;
(iv) Fresco Order; (v) Nuveen Order; (vi) Vipers Order; (vii) the WEBS Order;
(viii) the Select Sector SPDR Order; (ix) the iShares Order; (x) CountryBaskets Order; and (xi) PowerShares Order.

         The relief requested with respect to Sections 17(a) and 17(b) of the Act is substantially similar to the exemptive relief granted by the Commission to (i) GMO Core Trust, In the Matter of GMO Core Trust, Investment Company Act Release No. 15415 (Nov. 14, 1986) (order) and is virtually identical to the exemptive relief granted in (i) SPA Order; (ii) Claymore Order, (iii) First Trust Order; (iv) the Fresco Order; (v) the Nuveen Order, (vi) the WEBS Order;
(vii) the Select Sector SPDR Order; (viii) the iShares Order; (ix) CountryBaskets Order; (x) VIPER Order; and (xi) PowerShares Order.

         The relief requested with respect to Section 24(d) is substantially similar to the Section 24(d) exemptive relief granted by the Commission in the
(i) VIPER Order; (ii) Fresco Order; (iii) PowerShares Order; (iv) First Trust Order; (v) Claymore Order; and (vi) SPA Order.

         The relief requested with respect to Section 22(e) is virtually identical to the exemptive relief granted by the Commission in the (i) WEBS Order, (ii) Fresco Order and (iii) Claymore Order.

         The relief requested with respect to Sections 12(d)(1)(A) and (B) is substantially similar to the exemptive relief the Commission granted in the PADCO Order, the Second iShares Order, Claymore Order, The Matter of Van Eck Associates Corporation, et al, Investment Company Act Release No. 27311 (May 2,
2007) and the SPA Order.

         The "active" management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to other passively managed ETFs. While the Funds are technically actively managed ETFs, Applicants do not believe that the Funds raise any significant new regulatory issues. As discussed above, the portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as index based ETFs.

         In addition, as required under condition A.7 of the Application, neither the Adviser nor Fund Sub-Adviser will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly. This condition addresses the unique element of ETFs, i.e., that ETFs may purchase and sell securities through the in-kind creation and redemption process and is designed to insure that the Adviser and/or Fund Sub-Adviser will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the Investment Company Act.

         In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, identical to that requested herein, to index-based ETFs, is equally applicable to the Funds.

IV.      Conditions

         The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:(43)

--------------

(43)     See supra note 6.

         A. Actively Managed Exchange-Traded Fund Relief.

                  1. Each Prospectus will clearly disclose that, for purposes of the 1940 Act, Shares are issued by a registered investment company and that the acquisition of Shares by investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the Act is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a FOF Participation Agreement with the Fund regarding the terms of the investment.

                  2. As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on a Stock Exchange.

                  3. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund's Prospectus will prominently disclose that the Fund is an actively managed exchange-traded fund. Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

                  4. The website for the Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask

         Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

                  5. The Prospectus and annual report for each Fund will also include: (a) the information listed in condition A.4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter), and (b) calculated on a per Share basis for one-, five- and ten-year periods (or for the life of the Fund, if shorter), the cumulative total return and the average annual total return based on NAV and Bid/Ask Price.

                  6. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

                  7. The Adviser or Fund Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

                  8. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

         B.       Section 12(d)(1) Relief.

                  1. The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of
         Section 2(a)(9) of the 1940 Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

                  2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

                  3. The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

                  4. Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

                  5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Sub-Adviser, or an affiliated person of the Sub-Adviser, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

                  6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a
         Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

                  7. The Board of the Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund;
         (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

                  8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated

         Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

                  9. Before investing in a Fund in excess of the limit in
         Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

                  10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

                  11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

                  12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act.

V.       Names and Addresses

         The following are the names and addresses of Applicants:

         Claymore Advisors, LLC
         2455 Corporate West Drive
         Lisle, IL  60532

         Claymore Securities, Inc.
         2455 Corporate West Drive
         Lisle, IL  60532

         Claymore Exchange-Traded Fund Trust 3
         c/o Claymore Advisors, LLC
         2455 Corporate West Drive
         Lisle, IL  60532

         All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

VI. Authorization and Signatures--Claymore Advisors, LLC

         In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Advisors, LLC pursuant to the general authority vested in him as a Senior Managing Director of Claymore Advisors, LLC.

                                     CLAYMORE ADVISORS, LLC



                                     By:           /s/ Kevin M. Robinson
                                              ----------------------------------
                                              Name:    Kevin M. Robinson
                                              Title:   Senior Managing Director,
                                                       General Counsel and
                                                       Corporate Secretary

Dated as of June 2, 2009

VII.     Authorization and Signatures--Claymore Securities, Inc.

         In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Securities, Inc. pursuant to the general authority vested in him as a Senior Managing Director of Claymore Securities, Inc..

                                     CLAYMORE SECURITIES, INC.



                                     By:           /s/ Kevin M. Robinson
                                              ----------------------------------
                                              Name:    Kevin M. Robinson
                                              Title:   Senior Managing Director,
                                                       General Counsel and
                                                       Corporate Secretary

Dated as of June 2, 2009

VIII.    Authorization and Signatures--Claymore Exchange-Traded Fund Trust 3

         In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Melissa Nguyen is authorized to sign and file this document on behalf of Claymore Exchange-Traded Fund Trust 3 pursuant to a resolution dated May 15, 2008.

                                     CLAYMORE EXCHANGE-TRADED FUND TRUST 3



                                     By:         /s/ Melissa Nguyen
                                              ----------------------------------
                                              Name:  Melissa Nguyen
                                              Title:   Secretary

Dated as of June 2, 2009

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

State of Illinois                   )
                                    )       ss:
County of DuPage                    )

         In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, for and on behalf of Claymore Advisors, LLC, that he is the Senior Managing Director, General Counsel and Corporate Secretary of such company; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                     By:           /s/ Kevin M. Robinson
                                              ----------------------------------
                                              Name:    Kevin M. Robinson
                                              Title:   Senior Managing Director,
                                                       General Counsel and
                                                       Corporate Secretary

         Subscribed and sworn to before me, a notary public, this 2nd day of June, 2009.

                                     /s/Patricia L. Villasenor
                                     -------------------------
                                     Notary Public

         My commission expires:  05/15/10

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

State of Illinois                   )
                                    )       ss:
County of DuPage                    )

         In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, for and on behalf of Claymore Securities, Inc., that he is the Senior Managing Director, General Counsel and Corporate Secretary of such company; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                     By:           /s/ Kevin M. Robinson
                                              ----------------------------------
                                              Name:    Kevin M. Robinson
                                              Title:   Senior Managing Director,
                                                       General Counsel and
                                                       Corporate Secretary

         Subscribed and sworn to before me, a notary public, this 2nd day of June, 2009.

                                     /s/ Patricia L. Villasenor
                                     --------------------------
                                     Notary Public

My commission expires:  05/15/10

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

State of Illinois                   )
                                    )       ss:
County of DuPage                    )

         In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order, for and on behalf of Claymore Exchange-Traded Fund Trust 3, that she is the Secretary of such Trust; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief..


                                     By:      /s/ Melissa Nguyen
                                              ----------------------------------
                                              Name:    Melissa Nguyen
                                              Title:   Secretary

         Subscribed and sworn to before me, a notary public, this 2nd day of June, 2009.

                                     /s/ Patricia L. Villasenor
                                     --------------------------
                                     Notary Public

My commission expires:  05/15/10

             EXHIBIT 1 - RESOLUTIONS AUTHORIZING MELISSA NGUYEN TO SIGN AND FILE THIS APPLICATION ON BEHALF OF CLAYMORE EXCHANGE-TRADED FUND TRUST 3

               RESOLVED, that the Board of Trustees of the Trust hereby ratifies and authorizes in the name and on behalf of the Trust the preparation, execution and filing with the Securities and Exchange Commission an Application for an Order of Exemption under Sections 6(c), 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 12(d)(1)(J), 22(d), 22(e), 24(d),
          17(a), 17(b) and Rule 22c-1 of the Investment Company Act of 1940, substantially in the form presented to the Board of Trustees, with such changes as may be recommended by management and outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and further

               RESOLVED, that any and all appropriate officers of the Trust be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and further

               RESOLVED, that upon issuance of any Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Applications, the Trust is authorized to act in accordance with the provisions of the Orders of Exemption.



Certified this 15th day of May, 2008.



                                                    /s/ Melissa Nguyen
                                                    ----------------------------
                                                    Melissa Nguyen, Sole Trustee

          EXHIBIT 2 - RESOLUTIONS AUTHORIZING KEVIN M. ROBINSON TO SIGN AND FILE
                         THIS APPLICATION ON BEHALF OF CLAYMORE SECURITIES, INC.

                            CERTIFICATE OF RESOLUTION
                           (Claymore Securities, Inc.)

     I, Kevin M. Robinson, General Counsel of CLAYMORE SECURITIES, INC. certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of CLAYMORE SECURITIES, INC. on May 15, 2008, and that the same are in full force and effect as of the date of this certification:

          RESOLVED, that Kevin M. Robinson and any other appropriate officers of CLAYMORE SECURITIES, INC. (the "Company") be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Company, an Application for an Order of Exemption under Sections 6(c), 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 12(d)(1)(J), 22(d), 22(e), 24(d), 17(a),
          17(b) and Rule 22c-1 of the Investment Company Act of 1940, substantially in the form presented to the Board of Directors, with such changes as may be recommended by management and outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and further

          RESOLVED, that Kevin M. Robinson and any other appropriate officers of the Company be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Company such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and further

          RESOLVED, that upon issuance of an Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Application, the Company is authorized to act in accordance with the provisions of the Order of Exemption.



Certified this 15th day of May, 2008.



                                              /s/ Kevin M. Robinson
                                              ----------------------------------

                                              Kevin M. Robinson, General Counsel

          EXHIBIT 3 - RESOLUTIONS AUTHORIZING KEVIN M. ROBINSON TO SIGN AND FILE
                         THIS APPLICATION ON BEHALF OF CLAYMORE SECURITIES, INC.

                            CERTIFICATE OF RESOLUTION
                            (Claymore Advisors, LLC)

     I, Kevin M. Robinson, General Counsel of CLAYMORE ADVISORS, LLC certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of CLAYMORE ADVISORS, LLC on May 15, 2008, and that the same are in full force and effect as of the date of this certification:

          RESOLVED, that Kevin M. Robinson and any other appropriate officers of CLAYMORE ADVISORS, LLC (the "Company") be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Company, an Application for an Order of Exemption under Sections 6(c), 2(a)(32), 5(a)(1), 22(d), 24(d), 17(a), 17(b) and Rule 22c-1 of the Investment Company Act of 1940, substantially in the form presented to the Board of Directors, with such changes as may be recommended by management and outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and further

          RESOLVED, that Kevin M. Robinson and any other appropriate officers of the Company be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Company such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and further

          RESOLVED, that upon issuance of an Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Application, the Company is authorized to act in accordance with the provisions of the Order of Exemption.



Certified this 15th day of May, 2008.



                                              /s/ Kevin M. Robinson
                                              ----------------------------------

                                              Kevin M. Robinson, General Counsel